Exhibit 4.8

Perion Network Ltd.

Executive Compensation Policy

1.	Objectives & Content

In this document we will define and detail Perion Network Ltd.’s (hereby referred to as the “Company” or “Perion”)1 compensation policy regarding the Company’s Directors and Officers (“Officer’s” shall mean CEO and executives that are CEO's direct reports) (the “Compensation Policy”). Unless specifically stated otherwise, all the following terms shall apply to the compensation of Officers only, unless indicated otherwise.

The publication of the Compensation Policy is intended to increase the transparency and visibility of Perion's activities regarding all aspects of its Directors’ and Officers’ compensation and to enhance the shareholders' ability to influence the compensation of the Company's Directors and Officers.

This Compensation Policy shall apply only to compensation determined after its adoption in accordance with the provisions of the Companies Law, and will not be construed as altering or amending any compensation duly approved prior to its adoption.

The policy is worded in the masculine form only for purposes of convenience and is designated for equal and identical application to women and men, without any difference or change.

It is stressed that this Compensation Policy does not grant any rights to the Company’s Directors and Officers, and the adoption of this compensation policy per se will not grant any of the Company’s Directors and Officers a right to receive any elements of compensation set forth in this compensation policy. The elements of compensation to which a Director or Officer will be entitled will be exclusively those that are determined specifically in relation to him in accordance with the requirements of the Israeli Companies Law, 1999 and the regulations promulgated thereunder (together, the “Companies Law”) and as approved by the shareholders for Directors, and as specified in the employment agreement with the relevant Officer. A change in the compensation package of an Officer which reports to the CEO, which results in an increase of such Officer's total compensation by no more than an amount equal to 3 monthly salaries (in aggregate, during the period of the Compensation Policy) may be approved solely by the CEO, provided all elements of compensation of such Officer will continue to meet the requirements of the Compensation Policy.

It is clarified that in the event a Director or Officer receives compensation that is less than the compensation in accordance with this compensation policy, it will not be regarded as a deviation from this compensation policy.

It is further clarified that with respect to a person who becomes an Officer of the Company as a result of an acquisition by the Company of a business or a company, and such Officer's compensation terms were determined prior to such acquisition, then such compensation terms will not be subject to this Compensation Policy unless required by the Companies Law.

[1]	Where appropriate for any Officer that is employed by a subsidiary or affiliate of Perion, the terms Company or Perion shall include such subsidiary or affiliate.

2.	General

2.1.	Compensation Policy Purposes:

The Compensation Policy is designed to support the achievement of the Company's long term work plan goals and to ensure that:

•	Officers' interests are aligned as closely as possible with the interests of Perion's shareholders;

•	The correlation between performance and payment will be enhanced;

•	Perion will be able to recruit and retain top level executives capable of leading the Company to further business success, facing the challenges ahead;

•	Officers will be motivated to achieve a high level of business performance without taking unreasonable risks;

•	An appropriate balance will be established between different compensation elements – fixed vs. variable, short term vs. long term and cash payments vs. equity based compensation.

2.2.	Business environment and its impact on Company Officers' compensation:

Perion is a global technology company that delivers high-quality advertising solutions to brands and publishers. The Compensation Policy is intended to ensure the Company’s ability to retain and recruit a dedicated and experienced professional management team that will be able to successfully promote the Company’s interests and manage its business, operations and assets.

3.	Compensation of Directors and Officers in view of the Company's Values and Strategy

3.1.	The connection between the Company's results and Officers' compensation:

We believe the total compensation of our Officers should be influenced by our business results as well as each Officer's individual contribution to the achievement of these results.

3.2.1	The ratio between the compensation of Officers and the other employees of the Company:

The Compensation Committee and the Board of Directors (“BOD”) will review, from time to time, the ratio between the total cost of employment of each of Officers and the average and median total costs of employment of the rest of the employees (including contractors as defined in the Companies Law, if applicable), and discuss its possible impact on labor relations within the Company. Such ratios were reviewed when composing the Compensation Policy and it was determined by the Compensation Committee and the BOD that they are reasonable and will not harm the working relationship in the Company.2

4.	Basic Concepts of the Company's Compensation Policy

Officers' compensation should include a number of elements so that each of these elements rewards a different aspect of their overall contribution to the Company’s success:

•
Base Salary, and Management Service Fee – Compensates Officers for the time they devote to performing their roles with the Company and for the daily performance of their tasks. The base salary correlates to the Officer's skills (such as: experience, position, knowledge, expertise, education, professional qualifications, etc.), on the one hand, and to the requirements of the position as well as the authority and responsibilities the position caries, on the other hand.

•
Social and Fringe Benefits – Several of the social benefits are mandatory according to different local legislation (such as: pension and long term savings, severance pay, vacation, sick leave, etc.), others are provided according to market specific conventions and enable the Company to compete in the working environment (such as education funds, and company cars in Israel) and the remainder are meant to complement the base salary and compensate the Officers for expenses incurred in connection with the requirements of their position (such as: travel expenses or allowances).

[2]
Prior to the adoption of this policy such ratio was calculated as follows (based on 2016 figures and value of equity taken into account, is the value of grants made in 2016):
*CEO: ratio is 6.2 per average and 8.1 per median;
*Other Officers: ratio is 7.6 per average and 8.3 per median.
*The ratio set forth above includes equity-based compensation expenses. Such numbers are based on the option or RSU grant date fair value in accordance with accounting guidance for equity-based compensation and does not necessarily reflect the cash proceeds to be received by the applicable officer upon the vesting and sale of the underlying shares.

•
Variable, Performance Based Cash Rewards (Annual Bonus and Commissions) – Reward Officers for their contributions to the Company’s success and achievement of business goals during a predefined timeframe.

•
Equity Based Compensation – Designed to strengthen the link between long term shareholders’ returns and the Officers’ and Directors' rewards. This type of reward creates a stronger link between Directors’ and Officers’ motivation and interests and the interests of the Company’s shareholders. Another significant effect of Equity Based compensation is its contribution to retention, due to its inherent long term characteristics.

To ensure an adequate fit of all reward elements and the appropriate structure of the total compensation package, all compensation elements of a Director or Officer will be presented for review and approval by the applicable corporate organs of the Company, if and as required pursuant to any law,  prior to approval of any specific payment or reward.

5.	Compensation Elements

In order to determine the ranges for  base salary (and other compensation elements) for recruitment of Officers to the Company, the Company will deploy different methods for determining the appropriate compensation package and its elements.  These may include market comparisons, internal comparisons, prior compensation of candidates for the position, and other methods as the Company deems fit.

Market Comparisons (Benchmark):

A comparative compensation study may be conducted in the relevant market, reviewing similar position holders in comparable companies in relevant geographies. The comparative study will cover companies meeting as many criteria as possible from the following list:

•	Ad-tech, business software and internet information companies;

•	Public companies traded on the Tel-Aviv Stock Exchange, NASDAQ or NYSE markets with market cap and/or revenues that are similar to that of Perion

•	Companies with a global reach and with an acquisitive strategy;

•	Companies competing with Perion for managerial talent and for potential Officers in particular;

Companies for which no reliable data can be collected will not be included in the comparison, even if they meet many or even all other criteria.

The comparative study will cover all compensation elements and will present (if data availability allows) the following:

•	Customary base salary range for similar roles;

•	Customary range for annual bonus (as a nominal amount and in terms of percentage of annual base salary);

•
Customary range for equity based compensation as reported in the companies' Financial Reports / SEC filings (as a nominal amount, as a percentage of overall equity value of the Company and in terms of percentage of annual base salary);

•	The value of customary fringe and other benefits.

Internal comparison:

Before determining a Company Officer's pay, the following considerations, including their impact on labor relations in the Company, in general, and within the management team in particular, will be taken into account:

•	The compensation paid to the person filling the position prior to the current appointment, if relevant;

•	The ratio between the Officer's compensation and the compensation of other Officers, particularly at the same level;

•
The ratio between the Officer's cost of employment and the cost of employment of all other Company employees (including contractors as defined in the Companies Law, as applicable), as detailed in Section 3.2 above.

These amounts will be reviewed from time to time, compared to prevailing relevant market conditions and cost of living and updated if necessary.

5.1	Base Salary:

5.1.1	Determining the base salary of the Company’s Officers

The base salary for the Company’s Officers is first determined based on a pre-defined salary range. The range for each position will be based on:

•          Relevant peer group benchmark data, if available;

•          Job requirements, authority and responsibilities the position caries and prior agreements with the Officer;

•          Officer's education, skills, expertise, professional experience and achievements;

•	Internal ratios between positions and between the Officer and the other employees (including contractors as defined in the Companies Law, as applicable) in the Company;

•          The Company's financial situation, business challenges and goals.

The pay grade, approved, will reflect the Officer's skills and suitability for the intended position.

In any event, for Officers, the monthly base salary (which may be linked to the Consumer Price Index or other index) will not exceed:

•          CEO based in Israel: NIS 180,000

•          CEO based outside Israel: USD 51,000

•          Other Officers based in Israel: NIS 150,000.

•          Other Officers based outside Israel: USD 48,000

In Israel, the Company’s Officers are naturally exempt from the provisions of the Israeli Working and Rest Hours Law, as they hold senior managerial positions as defined in such Law. Therefore, they are not entitled to any additional compensation for overtime. It is to be noted: (i) that the Company operates in Israel, US and in additional territories as well, accordingly, the base salary may differ in different territories in accordance with the customary range of base salaries for executive level employees in the particular territory.

5.1.2	Annual base salary review principles:

In order to retain Company Officers for long periods, their base salary will be reviewed from time to time in comparison to similar positions in the relevant market, taking into consideration the Company's financial situation. If necessary, a pay increase request will be presented to the relevant organs for approval.

5.1.3
Upon recruitment of a new Officer the relevant organs of the Company may approve a signing bonus to such Officer upon recruitment, in their sole discretion taking into consideration the above principles.

5.2	Variable compensation:

Variable compensation elements are intended to achieve the following goals:

•
Linking part of the Officers' compensation to the achievement of business goals and targets which will, in the long term, maximize shareholders’ return and create a joint interest between Officers and shareholders;

•	Increasing Officers' motivation to achieve short term and long term Company goals; and

•	Correlating part of the Company's pay expenses with its business performance, thus, increasing financial and operational flexibility.

5.2.1	Ratio between elements of the compensation package

The targeted ratio between the  (base salary or fees in the case of directors) and variable (equity only in the case of directors and bonus and equity in the case of other Officers and CEO) elements of Directors' and Officers' compensation is as follows* (the percentages below reflect ratios compared to the annual base salary):

	CEO	Other Officers	Directors
Annual base salary	100%	100%	100%
All other social and fringe benefits	30-50%**	30-50%
Annual bonus	Up to 100%	Up to 100%
Equity (Per vesting annum)	Up to 400%	Up to 260%	US$200,000

* The above ranges do not take into account special grants of equity incentives or onetime bonus grants upon recruitment of a new Officer.
**There may be years that the total cash component of any executive compensation package may be higher or lower, and as a result the percentage of the social and fringe benefits may be lower or higherthan the ranges stated above.

5.2.2	Annual Bonus Principles

5.2.2.1
The Company's Officers will be entitled to participate in an annual bonus plan (the “AnnualBonus Plan”). The Compensation Committee sets the cash bonus performance objectives andtarget bonus for each executive officer, at the start of each year, which are then reviewed and approved by the Board.  The Annual Bonus Plan will include the following provisions:

The Target Bonus and Bonus Calculation:

•	The target bonus will be paid to the extent Company and/or Business Unit performance and/or individual performance objectives are met.

•	The bonus will be calculated as a product of the Company and/or Business Unit performance, and/or the individual performance and the target bonus.

•
For Officers, except the CEO, the Compensation Committee and the BOD will have full discretion to determine the final bonus payout based, among other things, on the bonus calculation and additional considerations relevant to the performance and objectives of the Company and the relevant Officer including non-measurable criteria.

5.2.2.2	The measures based on which the annual bonus for the CEO will be calculated:

•
Company Performance Measures: Such as - Revenues, EBITDA, Net Income, etc. measured against the targets of the annual budget and work plan of the Company for the relevant year. The weight of Company performance will constitute at least 75% of the total bonus;

•
Individual Performance Measures: The performance measures may also include individual performance measures. Evaluation of the CEO's performance and contribution to the Company’s short and long term success. Performance evaluation may be based on quantitative measures, qualitative measures and/or discretion. The weight of individual performance will constitute the balance of the total bonus, provided that the weight of non-measurable component's (including discretion) will constitute no more than 25% of the total bonus.

The objectives per each performance measure will be set in advance, as part of the Annual Bonus Plan. Nevertheless, the objectives may be adjusted during the applicable bonus year in special circumstances resulting from exogenous factors, subject to applicable law.

5.2.2.3	Bonus Cap:

The maximum annual bonus payable for the Company's CEO and other executive officers willbe equivalent to 100% of the annual base salary (12 monthly salaries);

5.2.2.4	Reviewing and reducing bonuses

Following the approval of the Annual Bonus Plans and of the annual financial reports for the relevant fiscal year, the bonuses’ calculation will be presented to the Compensation Committee and the BOD for their review and approval.
The Compensation Committee and the BOD will have the authority to reduce the Annual Bonus based on their discretion.

5.2.2.5	Claw Back Mechanism

Each Officer will be required to refund any part of the annual bonus paid based on financial results that are proven to be inaccurate and which are restated in the financial statements during the 2 years following the actual payment of the annual bonus, provided the Officer is employed by the Company upon publication of the restated financial statements. The Compensation Committee and the BOD shall decide upon the timing, form and terms of the repayment (for example, whether such repayment shall be net of taxes or not). Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in financial reporting standards.

5.2.2.6	Entitlement for Bonus

Subject to the conditions and limitations set above, an executive officer who ceases to perform his/her role as an executive officer, but has provided services to the Company during the relevant year, may be entitled to receive a cash bonus for that year, relative to the period in which he/she performed their duties during the relevant year. An executive officer who joins the Company during the relevant year, may be entitled to a portion of the bonus, relative to the period in which he/she performed their duties during the relevant year.

5.2.3	Equity Based Compensation

As part of the overall Officers compensation package in publicly traded companies in Perion’s industry, it is standard practice to offer equity based compensation, which aims to establish proximity of interest between the relevant Officers’ interest and the interest of the shareholders of the Company. Given the long term nature of the equity compensation plans, they support the ability of the Company to retain its senior managers in their positions for longer periods.

In light of the advantages that stem from equity compensation plans, Perion will offer its Officers the opportunity of participating in an equity compensation plan, based on the following guidelines:

5.2.3.1	Equity Based Compensation Grants:

Equity-based awards may be granted upon recruitment of an Officer and/or additional/ other grants from time to time, and while taking into consideration, inter alia, the role, personal responsibilities, prior business experiences and qualifications of the Officer.

5.2.3.2	Equity Compensation Terms

The equity plan will be defined and implemented in a manner that complies with the requirements of the relevant law of the countries in which the Officers are residing or are employed. The equity compensation may be comprised of various instruments such as stock options, restricted stock units (RSU’s), or other equity based or equity equivalent compensation instruments.

Any grant of equity based or equity equivalent compensation shall meet the following terms:

•
The value of the equity based compensation (at the date of grant) per vesting annum (on a linear basis), for each Officer, shall not exceed 4 annual salaries for the CEO, and for the other Officers 2.6 annual salaries. However, the Compensation Committee and the BOD (subject to any additional required approvals) may determine in their sole discretion to deviate from the above mentioned caps in the following circumstances:

(i)
for the purpose of a one-time grant of equity based compensation in connection with the recruitment of a new Officer (including as a result of an M&A transaction), the value of the equity based compensation (at the date of grant) per vesting annum (on a linear basis), for such new Officer shall not exceed, 3.6 annual salaries for other Officers; or

(ii)
in cases where the BOD has determined that special circumstances exist (for example, in connection with an M&A transaction) which justify deviation from the above caps, the value of the equity based compensation (at the date of grant) per vesting annum (on a linear basis) shall not exceed in such circumstances 125% of the maximum values detailed above (i.e. above 2.6 annual salaries).

•
Equity based compensation granted to Officers shall vest between 2-4  years, unless the shareholders approve otherwise. The Compensation Committee and the BOD may determine acceleration provisions for specific circumstances.

•
In addition to time-based vesting, the exercise or settlement of part or all of the equity based compensation of certain Officers may also be subject to the achievement of predetermined performance goals. Terms of equity based compensation will also include terms in connection with the Officer's termination or cessation of service (due to dismissal, resignation, death or disability) and changes in Company ownership. This may include provisions for extending the period for exercise of equity based compensation upon such termination, enabling acceleration of vesting of unvested equity based compensation, etc.

The Compensation Committee and the BOD also considered setting a cap on value for equity based compensation at the time of exercise and concluded that this would not be advisable for Perion mainly in light of the dynamic nature of the Company’s structure and business, among other things, due to its M&A strategy, as well as technical difficulties in implementing such cap.

5.3	Additional terms and fringe benefits

The Company will provide all Company Officers with benefits and perquisites according to Company procedures and any relevant local legislation, regulation or accepted business practices, as detailed in Section 4 above.

The Company may pay for additional life and/or health insurance policies for Officers in accordance with their personal situation as deemed fit.

6.	Retirement and Termination Arrangements

6.1   Advance Notice

Officers will be entitled to an Advance Notice period prior to termination of employer/ employee relations. The maximum duration of the Advance Notice Period will be as follows:

Position	Advance Notice Period
CEO, and other Officers.	Up to 12 months

The actual Advance Notice period for each Officer will be determined as part of each Officer's employment agreement.

During the Advance Notice period, the Officer is entitled to receive all of his or her compensation without change, including participation in bonus plans and continued vesting of equity based compensation.

Unless the BOD decides to release the Officer from this obligation, or agreed otherwise in the employment agreement, the Officer may be required to continue performing all role responsibilities during the Advance Notice period, as suits the Company’s business interests.

6.2	Termination Cash Payments

The Compensation Committee and the BOD may approve an additional termination payment for an Officer provided such payment does not exceed the equivalent of 6 monthly salaries. In this regard, the Compensation Committee and BOD shall take into consideration the Officer's term of employment, the Officer's compensation during employment with the Company, the Company's performance during such period, the contribution of the Officer to achieving the Company's goals and the circumstances of termination, and will only be paid if the Officer is employed by the Company for at least 3 years and the termination is not for cause.

For the removal of doubt, the above is in addition to any rights for severance any officer is entitled to under law or any advance notice.

6.3	Treatment of Equity Awards upon Termination

The Compensation Committee and the BOD may approve, upon termination of an Officer’s employment to extend the period of time for which an equity based award is to remain exercisable and/or accelerate the vesting of any equity based award.

7.	Indemnification, Exemption and Insurance of Directors and Officers

The Directors and Officers will be covered by a Directors and Officers liability insurance policy, to be periodically purchased by the Company, subject to the requisite approvals under the Companies Law. The maximum aggregate coverage for any such insurance policy will be USD 100 million, as may be increased from time to time by the Company’s shareholders, and the premiums payable by the Company per annum shall not exceed USD 1 million. If required, the company may purchase a Run Off Directors and Officers liability insurance policy for a period of up to 7 years at a premium which shall not exceed 350% of the annual premium of the Ongoing Directors and Officers liability insurance policy which will be valid at that time. Both Ongoing & Run off Directors and Officers liability insurance policies may include Side A Difference in Conditions coverage with a maximum aggregate limit of liability of USD $20M which will be part of the maximum aggregate limit of liability of USD $100M as specified above.

The Company may indemnify and exculpate its Directors and Officers for any liability that may be imposed on them to the fullest extent permitted by applicable law, subject to the requisite approvals under the Companies Law.

8.	Directors’ Compensation

8.1	Cash Compensation

The cash compensation of directors will be determined in accordance with the Companies Law, Compensation Regulations for External Directors and/or the Companies Regulations (Relief for Public Companies whose Shares are Traded in a Stock Exchange Outside Israel) (together, the “Regulations”), as the case may be, and shall not exceed the maximum compensation permitted by these Regulations. The compensation of directors may be comprised of a per-meeting compensation and/or an annual compensation and/or board committee chair compensation and/or board committee member compensation and/or equity based compensation (as discussed below), all subject to any applicable law.

The above compensation relates to directors that do not hold an executive position with the Company. For a chairman of the board of directors, or any other director holding an executive position with the Company, the provisions of this policy relating to an Officer (up to the caps applicable to the CEO) may apply.

8.2	Equity based compensation

The Company may grant equity based awards to its Directors based on the terms of the applicable equity plan of the Company and in accordance with the Companies Law and Regulations, as detailed above in Section 5.2.3.

The value of the equity based compensation (at the time date of grant) per vesting annum (on a linear basis) year, for each Director that does not hold an executive position with the Company and is not the chairman of the board of directors, shall not exceed USD 200,000.